September 19, 2014

Via EDGAR

Mr. Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monolithic Power Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 10, 2014 File No. 000-51026

Dear Mr. Jones:

With regards to our August 12th response to Question 2 of the SEC comment letter dated July 31, 2014, we would like to clarify with the Staff that the distributors representing 10% or more of our sales primarily provide logistical and credit management services for us.  In the event of a loss of a major distributor, we believe that there are a number of alternative distributors providing these same services in our sales territories, some of whom may already be our existing distributors and we could engage them to support our end customers. Accordingly, we do not believe the loss of a distributor would have a material, long-term adverse effect on our business.

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The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact Bernie Blegen, Corporate Controller, at (408) 826-0775.

Sincerely,
/s/ Meera Rao

Meera Rao Chief Financial Officer

cc:	Bernie Blegen, Monolithic Power Systems, Inc.
Saria Tseng, Monolithic Power Systems, Inc.
Kevin Espinola, Jones Day Robert Clarkson, Jones Day
Mark Farley, Deloitte & Touche LLP